CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Nomad Royalty Company Ltd.

We consent to the use of our report, dated March 30, 2021, with respect to the consolidated financial statements of Nomad Royalty Company Ltd. included in this Annual Report on Form 40-F.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

March 30, 2021
Toronto, Canada